The contents of Credit Suisse AG's/Credit Suisse International's Disclosure Reporting Pages ("DRPs") have primarily been drawn from DRPs previously filed by Credit Suisse Securities (USA) LLC ("CSSU") in its capacity as an SEC-registered broker-dealer, as CSSU and Credit Suisse AG are both under common control with CS Group AG. CSSU's DRPs date back to 1986, and thus Credit Suisse AG's disclosures will also begin in 1986. In addition, CSSU and CS Capital LLC's regulatory matter and civil matter DRPs are already available in the CRD system, and thus only one DRP will be filed for those two entities in each category. Please contact Alfred Nunn (phone number +1-212-538-6648 or alfred.nunn@credit-suisse.com) if any additional disclosures for Credit Suisse AG and its affiliated entities are necessary."

Please note that when a date is not available for a date field in the form, a value of 1/1/1900 has been inserted as a placeholder.

We are currently unable to add Criminal and Civil Judicial DRPs in EDGAR as the system is not allowing us to populate certain fields needed to complete the submission. In the interim, we are answering "No" to the applicable Schedule D questions regarding Criminal and Civil Judicial in order to complete processing while providing our Criminal and Civil Judicial DRP submissions using the attached PDFs CSI-SBSEA-CriminalDRP. pdf and CSI-SBSEA-CivilJudicialDRP. pdf. We have also included the applicable court documents.

Additionally, we are unable to add Schedule B Section II descriptions covering arrangements, controls and agreements, and finance. In the interim, we have provided our descriptions using the attached PDF, CSI_FormSBSEA_ScheduleB_13-15. pdf.